FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2023
Global Mineral Reserves and Resources Increase Across All Categories in Size and Grade Driven by 16% Increase in Combined High-Grade Mineral Reserves and Resources at Island Gold

Toronto, Ontario (February 20, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated Mineral Reserves and Resources as of December 31, 2023. For a detailed summary by asset, refer to the tables below.

Highlights
•Global Proven and Probable Mineral Reserves increased 2% to 10.7 million ounces of gold (202 million tonnes (“mt”) grading 1.65 grams per tonne of gold (“g/t Au”)), with grades increasing 1%, reflecting higher-grade additions at Island Gold and Puerto Del Aire (“PDA”), and growth at Lynn Lake. Mineral Reserve additions more than replaced depletion at a rate of 132%
◦Island Gold’s Mineral Reserves increased 18% to 1.7 million ounces (5.2 mt grading 10.30 g/t Au), marking the 11th consecutive year of growth
◦PDA’s Mineral Reserves increased 33% to 1.0 million ounces (5.4 mt grading 5.61 g/t Au) with a 16% increase in grades
◦Lynn Lake’s Mineral Reserves increased 13% to 2.3 million ounces (47.6 mt grading 1.52 g/t Au)
•Island Gold’s Mineral Reserves and Resources increased 16% to 6.1 million ounces driven by significant high-grade additions near existing infrastructure within the main zone and recently defined zones in the hanging wall and footwall
•PDA Mineral Reserves and Resources increased 26% to 1.2 million ounces. A development plan incorporating the larger and higher-grade Mineral Reserve is expected to be completed later this quarter
•Global Measured and Indicated Mineral Resources increased 12% to 4.4 million ounces of gold (108 mt grading 1.27 g/t Au), with grades increasing 9% reflecting higher grade additions at Island Gold and growth at Young-Davidson
•Global Inferred Mineral Resources increased 3% to 7.3 million ounces of gold (128 mt grading 1.77 g/t Au), reflecting increases at Island Gold and Lynn Lake
•Gold price assumptions unchanged from 2022 with $1,400 per ounce used for estimating Mineral Reserves, and $1,600 per ounce used for estimating Mineral Resources. Both remain conservative relative to the three-year trailing average gold price of nearly $1,850 per ounce
•Global exploration budget of $62 million in 2024, the largest in the Company’s history following up on the broad based exploration success in 2023. This includes $19 million budgeted at the Mulatos District, $19 million at Island Gold, $12 million at Young-Davidson and $9 million at Lynn Lake
“Our global Mineral Reserve base continues to expand both in size and quality. This reflects not only another strong year of exploration success, but also the quality of our asset base. Global Mineral Reserves have increased for five consecutive years for a combined increase of 10%, after depletion of three million ounces, with grades also increasing 9% driven by higher-grade additions at Island Gold and PDA,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

“Our global Mineral Resources also increased, and at higher grades with another tremendous year of exploration success at Island Gold the key driver. Island Gold’s Mineral Reserve and Resource base achieved a new milestone, surpassing six million ounces of gold and extending the mine life beyond 20 years. We also expect the growth at PDA will support a significant mine life extension at Mulatos as part of the development plan to be completed later this quarter. Both Island Gold and Mulatos will remain the primary focus of our 2024 exploration program with our largest budget ever planned. The expanded budget reflects the excellent potential for further growth we see at both assets, and across our asset base,” Mr. McCluskey added.

Global Mineral Reserves Growing in Size & Quality
1.51
1.49
1.50
1.58
1.63
1.65
9,702
9,726
9,870
10,257
10,455
10,688
576
1,131
1,713
2,304
3,032
2018
2019
2020
2021
2022
2023
P&P Mineral Reserve (000 oz)
Cumulative Depletion (000 oz)
Grade (g/t Au)

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Proven and Probable Gold Mineral Reserves
	2023			2022			% Change
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)
Young-Davidson	43,911	2.31	3,261	44,208	2.35	3,335	-1%	-2%	-2%
Island Gold	5,210	10.30	1,725	4,225	10.78	1,464	23%	-4%	18%
Mulatos Mine	-	-	-	2,872	1.17	108
Stockpiles	-	-	-	2,658	2.06	176
La Yaqui Grande	11,318	1.33	483	16,531	1.25	667
Puerto Del Aire	5,375	5.61	969	4,673	4.84	728	15%	16%	33%
Total Mulatos	16,693	2.71	1,452	26,734	1.95	1,679	-38%	39%	-14%
MacLellan	39,738	1.34	1,717	27,820	1.54	1,382
Gordon	7,873	2.43	615	8,723	2.42	678
Total Lynn Lake	47,610	1.52	2,332	36,542	1.75	2,060	30%	-13%	13%
Ağı Dağı	54,361	0.67	1,166	54,361	0.67	1,166
Kirazlı	33,861	0.69	752	33,861	0.69	752
Total Türkiye	88,222	0.68	1,918	88,222	0.68	1,918	-	-	-
Alamos – Total	201,647	1.65	10,688	199,932	1.63	10,455	1%	1%	2%

Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)
Young-Davidson – Surface	1,739	1.24	69	1,739	1.24	69
Young-Davidson – Underground	9,914	3.32	1,057	8,643	3.40	944
Total Young-Davidson	11,653	3.01	1,127	10,381	3.03	1,013	12%	-1%	11%
Golden Arrow	6,442	1.19	246	6,442	1.19	246	-	-	-
Island Gold	2,552	8.73	716	1,276	7.09	291	100%	23%	146%
Mulatos Mine	7,083	1.13	258	6,103	1.07	210
La Yaqui Grande	1,073	0.87	30	1,506	0.87	42
Puerto Del Aire	2,106	3.54	240	1,338	4.98	214	57%	-29%	12%
Carricito	1,355	0.83	36	1,355	0.83	36
Total Mulatos	11,617	1.51	564	10,302	1.52	502	13%	-1%	12%
Lynn Lake	7,848	1.37	345	8,178	1.74	457	-4%	-21%	-25%
Türkiye	55,664	0.60	1,068	55,664	0.60	1,068	-	-	-
Quartz Mountain	12,156	0.87	339	12,156	0.87	339	-	-	-
Alamos – Total	107,932	1.27	4,405	104,399	1.17	3,917	3%	9%	12%

Inferred Gold Mineral Resources
Young-Davidson – Surface	31	0.99	1	31	0.99	1
Young-Davidson – Underground	1,350	3.31	144	1,586	2.89	147
Total Young-Davidson	1,381	3.26	145	1,617	2.85	148	-15%	14%	-2%
Golden Arrow	2,028	1.07	70	2,028	1.07	70
Island Gold	7,857	14.58	3,682	8,066	13.61	3,529	-3%	7%	4%
Mulatos Mine	571	0.92	17	560	0.92	17
La Yaqui Grande	107	1.30	4	175	1.31	7
Puerto Del Aire	73	5.97	14	139	5.90	26	-47%	1%	-46%
Carricito	900	0.74	22	900	0.74	22
Total Mulatos	1,651	1.07	57	1,774	1.27	72	-7%	-15%	-21%
Lynn Lake	48,685	1.09	1,699	45,873	1.10	1,622	6%	-1%	5%
Türkiye	27,245	0.55	482	27,245	0.55	482	-	-	-
Quartz Mountain	39,205	0.91	1,147	39,205	0.91	1,147	-	-	-
Alamos – Total	128,052	1.77	7,282	125,809	1.75	7,070	2%	1%	3%

3 | ALAMOS GOLD INC

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Mineral Reserves
Global Proven and Probable Mineral Reserves total 10.7 million ounces of gold as of December 31, 2023, a 2% increase from 10.5 million ounces at the end of 2022 with grades also increasing 1%. This reflected increases at Island Gold, Lynn Lake and PDA which more than offset mining depletion of 728,000 ounces in 2023. Depletion in 2023 was higher than in 2022 reflecting the 15% increase in production, as well as the stacking of lower recovery/higher-grade stockpiled ore at Mulatos.
Island Gold continues to grow with an 18% increase in Mineral Reserves to 1.7 million ounces, net of depletion, at slightly lower grades of 10.30 g/t Au. This marked the 11th consecutive year that Mineral Reserves have increased at Island Gold. The majority of the growth was in proximity to existing underground infrastructure within the main zone and multiple recently defined zones in the hanging wall and footwall. Given the large and growing Mineral Resource base, emerging opportunities in the hanging wall and footwall, and with the deposit open laterally and at depth, this long term trend of growth is expected to continue.
Mulatos District Mineral Reserves decreased 14% to 1.5 million ounces while grades increased 39% to 2.71 g/t Au. This reflected depletion of lower-grade open pit ore from the main Mulatos pit, stockpiled ore and La Yaqui Grande, partly offset by higher-grade additions from the PDA underground deposit. PDA continues its significant pace of growth with a 33% increase in Mineral Reserves to 1.0 million ounces, at 16% higher grades of 5.61 g/t Au. A development plan incorporating the larger, higher-grade Mineral Reserve at PDA is expected to be completed later this quarter and outline a significant mine life extension at Mulatos.
Lynn Lake’s Mineral Reserve base increased 13% to 2.3 million ounces as incorporated into the updated Feasibility Study completed on the project in August 2023. The study outlined a larger, longer-life, low-cost operation, with attractive economics and significant exploration upside, including through a number of satellite deposits in proximity to the planned mill.
Young-Davidson offset the majority of mining depletion in 2023 resulting in a small decrease in Mineral Reserves (74,000 ounces) to 3.3 million ounces at slightly lower grades of 2.31 g/t Au. The deposit remains open at depth and to the west, and drilling in 2024 will be focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. Drilling will also test the hanging wall and footwall of the deposit where higher grades have been previously intersected.
A detailed summary of Proven and Probable Mineral Reserves as of December 31, 2023, is presented in Table 1 at the end of this press release.

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Mineral Resources
Global Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) increased 12% to total 4.4 million ounces with grades also increasing 9% to 1.27 g/t Au, as of December 31, 2023. The majority of the increase was driven by the significant growth in higher-grade Mineral Resources at Island Gold, along with additions at Young-Davidson and Mulatos.
Global Inferred Mineral Resources increased 3% to total 7.3 million ounces with grades also increasing 1%, as of December 31, 2023, reflecting additions at Island Gold and Lynn Lake.
Detailed summaries of the Company’s Measured and Indicated Mineral Resources and Inferred Mineral Resources as of December 31, 2023, are presented in Tables 3 and 4, respectively, at the end of this press release.
Island Gold
Island Gold’s significant pace of growth continued with Mineral Reserves and Resources increasing 16% across all categories to 6.1 million ounces, net of depletion. Combined Mineral Reserves and Resources have now increased for eight consecutive years with grades also increasing substantially over that time frame. Including mining depletion to date, 7.5 million ounces have been discovered at Island Gold as it continues to establish itself as one of the highest-grade and fastest-growing deposits in the world.
Mineral Reserves increased 18% to 1.7 million ounces in 2023, net of mining depletion, at slightly lower grades of 10.30 g/t Au. This marked the eleventh consecutive year of Mineral Reserve growth. Mineral Reserve additions totaled 394,000 ounces, more than offsetting mining depletion of 134,000 ounces. The increase was driven by the conversion of existing Mineral Resources and discovery of new Mineral Reserves, the majority of which are in proximity to existing underground structure.
Converted Mineral Resources were also more than replaced at higher grades reflecting significant additions near existing infrastructure. This included a 146% increase in Measured and Indicated Mineral Resources to 0.7 million ounces with grades increasing 23% to 8.73 g/t Au. Inferred Mineral Resources also increased 4% to 3.7 million ounces with grades increasing 7% to 14.58 g/t Au. The discovery cost of these high-grade Mineral Resources additions averaged an attractive $7 per ounce over the past year, and $13 per ounce over the past five years.
The growth in Mineral Reserves and Resources across all categories was driven by an expanded underground exploration drill program targeting high-grade additions in proximity to existing underground infrastructure. This included zones within the main Island Gold structure (C and E1E Zone), which hosts

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the majority of Mineral Reserves and Resources, as well as emerging opportunities outside of the main structure in the hanging wall and footwall.
Underground drilling was completed from existing drill bays, providing improved access and allowing for more optimal drilling orientations to define and expand the growing number of sub-parallel and high-angle mineralized zones within the hanging wall and footwall. Initial Mineral Reserves and Resources have been declared and/or increased across a number of these recently defined and expanding zones which have become significant contributors to the overall growth of the deposit.
A total of 99,000 ounces of Mineral Reserves and 534,000 ounces of Mineral Resources were added in these recently defined hanging wall and footwall zones. This represented approximately 70% of the total Mineral Reserve and Resource additions in 2023, before depletion. These additions are expected to be low-cost to develop and produce given their proximity to existing infrastructure. They also provide increasing operational flexibility allowing for multiple mining horizons from the same vertical and lateral development levels.
Highlights from new additions in the hanging wall and footwall include (Figure 2):
•NS1 Zone (hanging wall): 92,000 ounces of total Mineral Reserves and Resources, including 24,000 ounces of Mineral Reserves grading 11.12 g/t Au. NS1 was defined early 2023 and was being developed and mined by the end of the year highlighting the near term opportunities with these zones. The zone is a north-striking, high-angle structure adjacent to main C-Zone. It has been defined over an average strike of approximately 70 m, with vertical continuity of 450 m, and remains open up and down dip
•NTH Zones (footwall): 146,000 ounces of total Mineral Reserves and Resources, including 53,000 ounces of Mineral Reserves grading 11.98 g/t Au. The NTH Zones are located 10 to 150 m north of the main E1E-Zone and remain open in multiple directions
•E1D Zone (footwall): 332,000 ounces of Inferred Mineral Resource grading 15.63 g/t Au, a 149,000 ounce increase from 2022. Located on average 30 m from the main E1E-Zone in Island East and remains open in multiple directions
These zones and other targets within the hanging wall and footwall represent significant opportunities for further growth. There are nearly 2,000 previous drill hole intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall, highlighting the opportunity for further near-mine, high-grade additions, as ongoing drilling further defines these areas.
A total of $19 million has been budgeted for exploration at Island Gold in 2024, up from $15 million spent in 2023 with both a larger near mine and regional exploration program. Consistent with the 2023 program, the majority of the 2024 mine exploration program will be comprised of underground drilling with 41,000 m planned.
The focus will be the definition of new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure, as well as the conversion of the large existing Mineral Resource base to Reserves. This includes drilling across the strike extent of the main Island Gold Deposit (E1E and C-Zones), as well as within the growing number of newly defined hanging-wall and footwall zones. To support the underground exploration drilling program, 460 m of underground exploration drift development is planned to extend drill platforms on the 850, 945, and 1025 levels.
Additionally, 12,500 m of surface exploration drilling has been budgeted targeting high potential areas within the Island West, Main and East ore shoots, the up-plunge extension of the Island West ore shoot, and evaluating the potential for high-grade mineralized hanging wall structures near surface.
In addition to the exploration budget, 32,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold which will be focused on the conversion of the large Mineral Resource base to Mineral Reserves. Island Gold’s Mineral Resources continue to convert to Reserves at a rate of greater than 90% since the 2017 acquisition. The majority of Mineral Resources are located within the same structure with consistent controls on mineralization as existing Mineral Reserves. This is

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expected to support a similar high rate of conversion as exploration drifts are advanced closer to these Mineral Resources blocks to allow for additional drilling from underground.
The regional exploration program has also been expanded to 10,000 m. The 2024 program will follow up on high-grade mineralization intersected at the Pine-Breccia and 88-60 targets, located 4 kilometres ("km") and 7 km, respectively, from the Island Gold mine. Drilling will also be completed in proximity to the past-producing Cline and Edwards mines, as well as at the Island Gold North Shear target. A comprehensive data compilation project will also commence across the broader 40,000 hectare Manitou land package that was acquired in 2023 in support of future exploration targeting.

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Significant growth and upside to Phase 3+ Expansion Study
The Phase 3+ Expansion Study (“Phase 3+ Study”) released in June 2022 was based on Mineral Reserves and Resources at the end of 2021, which totaled 5.1 million ounces and supported an 18 year mine life. Since then, Mineral Reserves and Resources have increased 21%, or 1.0 million ounces with grades also increasing, highlighting the significant ongoing growth of the deposit, as well as upside to the Phase 3+ Study.
Applying the same Mineral Resource conversion rate as the Phase 3+ Study, Island Gold’s mine life has been extended to more than 20 years, net of two years of depletion. With the main Island Gold deposit open laterally and down-plunge, and a growing number of opportunities being defined in the hanging wall and footwall, there is excellent potential for this growth to continue.

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Mulatos District
Total Mulatos District Mineral Reserves decreased 14% to 1.5 million ounces, with grades increasing 39% to 2.71 g/t Au. This reflected depletion of lower-grade open pit ore from the main Mulatos pit, stockpiled ore, and La Yaqui Grande, partly offset by higher-grade additions from the PDA underground deposit.
The PDA continues to grow with Mineral Reserves increasing 33% to 1.0 million ounces at 16% higher grades of 5.61 g/t Au. This was driven by a tightly spaced step out drill program which not only expanded the size of the deposit, but also improved continuity and better defined its geometry resulting in another increase in grades. Over the past two years, PDA’s Mineral Reserves have more than doubled, at 20% higher grades.
Combined Mineral Reserves and Resources also increased 26% in 2023 to total 1.2 million ounces. With the deposit open in multiple directions, and another significant exploration program planned for PDA in 2024, there is excellent potential for this growth to continue. Over the past three years, discovery costs at PDA have averaged $19 per ounce.
PDA is located adjacent to the Mulatos pit with the underground deposit expected to be accessed from a ramp and development drifts from within the pit. A development plan for PDA incorporating the growth in Mineral Reserves is expected to be completed later this quarter. This is expected to more than double the Mulatos District mine life from the approximately four years remaining at La Yaqui Grande.
Total Measured and Indicated Mineral Resources in the Mulatos District increased 12% from the end of 2022 to 0.6 million ounces grading 1.51 g/t Au. Inferred Mineral Resources decreased to 0.1 million ounces grading 1.07 g/t Au.
A total of $19 million has been budgeted at Mulatos for exploration in 2024, similar to spending in 2023. The near-mine and regional drilling program is expected to total 55,000 m. This includes 27,000 m of surface exploration drilling at PDA and the surrounding area.
Given the ongoing growth of the PDA deposit, other higher-grade sulphide opportunities will be targeted within the Mulatos District in 2024. This includes an initial 2,000 m of follow up drilling at the previously mined Cerro Pelon deposit where high-grade mineralization was intersected north of the mined-out open pit in 2015. This included 14.47 g/t Au over 50.30 m (15PEL012) and 9.65 g/t Au over 34.60 m (15PEL020).
Within the regional exploration program, 26,000 m has been budgeted. Nearly half will be focused on the Capulin target located 4 km from the Mulatos pit where significant, wide intervals of oxide and sulphide gold mineralization were intersected in 2023. This included the previously reported 2.01 g/t Au over 82.45 m core length (23REF012), and 2.73 g/t Au over 120.85 m core length, including 9.31 g/t Au over 29.05 m (23REF022). The remainder of the regional program will be focused on drilling at other high priority targets, including Cerro Pelon West and South.
Young-Davidson
Young-Davidson’s Mineral Reserves decreased 74,000 ounces to 3.3 million ounces at slightly lower grades of 2.31 g/t Au. A total of 131,000 ounces were added through the conversion of existing Mineral Resources which replaced 64% of mining depletion of 204,000 ounces in 2023.
Measured and Indicated Mineral Resources increased 11% to 1.1 million ounces grading 3.01 g/t Au. Inferred Mineral Resources were down slightly to 0.1 million ounces grading 3.26 g/t Au.
Based on ongoing underground mining rates of 8,000 tonne per day, the Mineral Reserve life of the Young-Davidson mine remains approximately 15 years as of December 31, 2023. Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011, reflecting a strong track record of Mineral Resource conversion. With the deposit open at depth and to the west, there is excellent potential to further extend its Mineral Reserve life.

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A total of $12 million has been budgeted for exploration at Young-Davidson in 2024, up from $8 million spent in 2023. This includes 21,600 m of underground exploration drilling, and 1,070 m of underground exploration development to extend drill platforms on multiple levels.
The majority of the underground exploration drilling program will be focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. Drilling will also test the hanging wall and footwall of the deposit where higher grades have been previously intersected.
The regional program has been expanded with 7,000 m of surface drilling planned in 2024, up from 5,000 m in 2023. The focus will be on testing multiple near-surface targets across the 5,900 hectare Young-Davidson Property that could potentially provide supplemental mill feed.
Golden Arrow
The Golden Arrow project is a past producing open pit operation located near Matheson, Ontario and 95 km from Young-Davidson. The project was acquired in 2021 and is expected to provide supplemental mill feed as capacity becomes available at Young-Davidson.
An initial Mineral Resource was declared on the Golden Arrow project in 2022. This is unchanged over the past year and includes Measured and Indicated Mineral Resources of 246,000 ounces (6.4 mt grading 1.19 g/t Au) and Inferred Mineral Resources of 70,000 ounces (2.0 mt grading 1.07 g/t Au).
A total of $2 million has been budgeted at Golden Arrow with 5,000 m of drilling planned in 2024. The focus of the drilling will be the conversion of existing Mineral Resources into Reserves, and testing near-deposit and early stage exploration targets across the property. Geotechnical and condemnation drilling will also be conducted as part of a development plan for the project.
Lynn Lake
Mineral Reserves at Lynn Lake increased 13% to 2.3 million ounces with grades averaging 1.52 g/t Au, as detailed in the updated Feasibility Study completed in August 2023. Based on the Feasibility Study, the Lynn Lake project has an expected Mineral Reserve life of 17 years.
Measured and Indicated Mineral Resources decreased to 0.3 million ounces reflecting the conversion to Mineral Reserves. Inferred Mineral Resources increased slightly to 1.7 million ounces with the majority contained within the Burnt Timber and Linkwood satellite deposits.
A total of $9 million has been budgeted for exploration at the Lynn Lake project in 2024, up from $7 million spent in 2023. This includes 15,500 m of drilling focused on the conversion of Mineral Resources to Mineral Reserves at the Burnt Timber and Linkwood deposits, and to evaluate the potential for Mineral Resources at Maynard, an advanced stage greenfield target.
Burnt Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 mt) as of December 31, 2023. The Company sees excellent potential for this to be converted into a smaller, higher quality Mineral Reserve which could be incorporated into the Lynn Lake project given its proximity to the planned mill. This represents potential production and economic upside to the Feasibility Study. A development plan outlining this upside is expected to be completed during the fourth quarter of 2024.
Burnt Timber and Linkwood are accessible by an all-season gravel road from Highway 397, 24 km and 28 km from the proposed MacLellan mill, respectively. The Maynard target is located 5 km northwest of the Linkwood deposit, 1 km from the all-season gravel road, and 20 km from the proposed MacLellan mill.
The Company will also continue evaluating and advancing a pipeline of prospective exploration targets within the 58,000-hectare Lynn Lake Property in 2024.

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Kirazlı, Ağı Dağı, Çamyurt and Quartz Mountain
Mineral Reserves and Resources for the Kirazlı, Ağı Dağı, Çamyurt and Quartz Mountain projects are unchanged from a year ago.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Persons for the National Instrument 43-101 compliant Mineral Reserve and Resource estimates are detailed in the following table.

Mineral Resources QP	Company	Project
Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resources, Alamos Gold Inc.	Young-Davidson, Lynn Lake, Golden Arrow
Tyler Poulin, P.Geo	Chief Production Geologist - Island Gold	Island Gold
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, PDA, La Yaqui Grande, Carricito, Ağı Dağı, Kirazli, Çamyurt, Quartz Mountain
Mineral Reserves QP	Company	Project
Chris Bostwick, FAusIMM	SVP Technical Services, Alamos Gold Inc.	Young-Davidson, Lynn Lake, PDA
Nathan Bourgeault, P.Eng	Chief Mine Engineer - Island Gold	Island Gold
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	La Yaqui Grande, Ağı Dağı, Kirazli

With the exception of Mr. Volk, Mr. Bostwick, Mr. Poulin, and Mr. Bourgeault each of the foregoing individuals are independent of Alamos Gold.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note regarding Forward-Looking Statements
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", “continue”, “trend”, "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, targets and budgets, potential drilling results and related expectations, expected underground mining rates, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, changes in Mineral Resources and conversion of Inferred Mineral Resources to Proven and Probable Mineral Reserves, expected mine life, expected Mineral Reserve life, production potential, development of the Lynn Lake Project and exploration potential, expected increases in the value of operations, expected development plan for Puerto Del Aire and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to serious illness, new epidemics and/or pandemics; the ongoing and potential future impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. and the application for judicial review of the positive Decision Statement issued by the Ministry of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake Project and the MCCN’s corresponding internal appeal of the Environment Act Licences issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion Project at the Island Gold mine; delays in the development or updating of mine plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the despoit at Puerto Del Aire; expectations with respect to the Golden Arrow open pit project providing supplemental mill feed to the mill at the Young-Davidson mine not coming to fruition; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Türkiye and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; effects of construction decisions, risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye or to put any of the Kirazli, Aği Daği or Çamyurt sites into production, resulting in the Company removing those three projects from its Total Mineral Reserves and Resources. Even if the litigation is successful, there is no certainty as to the quantum of any damages

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described above may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the Mineral Reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as Reserves. Accordingly, investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable.

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Total Proven and Probable Mineral Reserves as of December 31, 2023

PROVEN AND PROBABLE GOLD RESERVES (as at December 31, 2023)
	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson	26,137	2.27	1,907	17,774	2.37	1,354	43,911	2.31	3,261
Island Gold	780	10.42	261	4,431	10.27	1,464	5,210	10.30	1,725
La Yaqui Grande	199	0. 94	6	11,119	1.33	477	11,318	1.33	483
Puerto Del Aire	833	4.71	126	4,542	5.77	843	5,375	5.61	969
Total Mulatos	1,032	3.98	132	15,661	2.62	1,320	16,693	2.71	1,452
MacLellan	16,498	1.66	883	23,240	1.12	834	39,738	1.34	1,717
Gordon	3,502	2.63	296	4,370	2.27	319	7,873	2.43	615
Total Lynn Lake	20,000	1.83	1,179	27,610	1.30	1,153	47,610	1.52	2,332
Ağı Dağı	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166
Kirazlı	670	1.15	25	33,191	0.68	727	33,861	0.69	752
Total Türkiye	2,120	0.89	61	86,102	0.67	1,857	88,222	0.68	1,918
Alamos - Total	50,069	2.20	3,540	151,578	1.47	7,148	201,647	1.65	10,688

PROVEN AND PROBABLE SILVER MINERAL RESERVES (as at December 31, 2023)
	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	-	-	-	11,119	18.00	6,435	11,119	18.00	6,435
Puerto Del Aire	833	10.57	283	4,542	5.46	797	5,375	6.25	1,080
MacLellan	16,498	5.31	2,815	23,240	3.55	2,650	39,738	4.28	5,464
Ağı Dağı	1,450	6.22	290	52,911	5.39	9,169	54,361	5.41	9,459
Kirazlı	670	16.94	365	33,191	9.27	9,892	33,861	9.42	10,257
Alamos - Total	19,451	6.00	3,753	125,002	7.20	28,943	144,454	7.04	32,696

Table 2: Project Life-of-Mine Mineral Reserve Waste-to-Ore Ratios
as of December 31, 2023

Project Life-of-Mine Mineral Reserve Waste-to-Ore Ratios as of December 31, 2023
Project	Waste-to-Ore Ratio
La Yaqui Grande Pit	4.26
Ağı Dağı Pits	1.03
Kirazlı Pit	1.45
Lynn Lake Pits	6.81

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2023

MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at December 31, 2023)
	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	5,874	3.28	619	4,040	3.37	438	9,914	3.32	1,057
Total Young-Davidson	6,370	3.11	637	5,282	2.88	489	11,653	3.01	1,127
Golden Arrow	3,626	1.26	147	2,816	1.09	99	6,442	1.19	246
Island Gold	385	10.81	134	2,167	8.36	582	2,552	8.73	716
Mulatos	949	1.28	39	6,134	1.11	219	7,083	1.13	258
La Yaqui Grande	-	-	-	1,073	0.88	30	1,073	0.87	30
Puerto Del Aire	326	3.29	35	1,780	3.59	205	2,106	3.54	240
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.83	36
Total Mulatos	1,333	1.76	76	10,284	1.48	488	11,617	1.51	564
MacLellan	786	1.63	41	3,200	1.52	156	3,986	1.54	197
Gordon	571	0.84	15	1,286	1.20	50	1,857	1.09	65
Burnt Timber	-	-	-	1,021	1.40	46	1,021	1.40	46
Linkwood	-	-	-	984	1.16	37	984	1.17	37
Total Lynn Lake	1,357	1.28	56	6,491	1.38	289	7,848	1.37	345
Ağı Dağı	553	0.44	8	34,334	0.46	510	34,887	0.46	518
Kirazlı	-	-	-	3,056	0.42	42	3,056	0.43	42
Çamyurt	513	1.00	16	17,208	0.89	492	17,721	0.89	508
Total Türkiye	1,066	0.70	24	54,598	0.59	1,044	55,664	0.60	1,068
Quartz Mountain	214	0.95	7	11,942	0.87	333	12,156	0.87	339
Alamos - Total	14,352	2.34	1,081	93,580	1.10	3,324	107,932	1.27	4,405

MEASURED AND INDICATED SILVER MINERAL RESOURCES (as at December 31, 2023)
	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	-	-	-	1,073	9.32	322	1,073	9.32	322
Puerto Del Aire	326	12.48	131	1,780	8.47	485	2,106	9.09	616
MacLellan	786	3.09	78	3,200	3.44	354	3,986	3.37	432
Ağı Dağı	553	1.59	28	34,334	2.19	2,417	34,887	2.18	2,445
Kirazlı	-	-	-	3,056	2.71	266	3,056	2.71	266
Çamyurt	513	5.63	93	17,208	6.15	3,404	17,721	6.14	3,497
Alamos - Total	2,178	4.71	330	60,651	3.72	7,247	62,829	3.75	7,577

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Total Inferred Mineral Resources as of December 31, 2023

INFERRED GOLD MINERAL RESOURCES (as at December 31, 2023)
	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	1,350	3.31	144
Total Young-Davidson	1,381	3.26	145
Golden Arrow	2,028	1.07	70
Island Gold	7,857	14.58	3,682
Mulatos	571	0.92	17
La Yaqui Grande	107	1.30	4
Puerto Del Aire	73	5.97	14
Carricito	900	0.74	22
Total Mulatos	1,651	1.07	57
MacLellan	4,192	0.98	133
Gordon	51	0.98	2
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	48,685	1.09	1,699
Ağı Dağı	16,760	0.46	245
Kirazlı	7,694	0.61	152
Çamyurt	2,791	0.95	85
Total Türkiye	27,245	0.55	482
Quartz Mountain	39,205	0.91	1,147
Alamos - Total	128,052	1.77	7,282

INFERRED SILVER MINERAL RESOURCES (as at December 31, 2023)
	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	107	4.85	17
Puerto Del Aire	73	10.91	26
MacLellan	4,192	1.49	201
Ağı Dağı	16,760	2.85	1,536
Kirazlı	7,694	8.71	2,155
Çamyurt	2,791	5.77	518
Alamos - Total	31,617	4.38	4,453

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Notes to Mineral Reserve and Resource Tables:

•The Company’s Mineral Reserves and Mineral Resources as at December 31, 2023 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
•Mineral Resources are exclusive of Mineral Reserves.
•Mineral Reserve cut-off grade for the La Yaqui Pit, the Kirazlı Pit and the Ağı Dağı Pit are determined as a net of process value of $0.10 per tonne for each model block.
•All Measured, Indicated and Inferred open pit Mineral Resources are pit constrained.
•With the exceptions noted following, Mineral Reserve estimates assumed a gold price of $1,400 per ounce and Mineral Resource estimates assumed a gold price of $1,600 per ounce.
•Mineral Reserve estimates for MacLellan assumed a gold price of $1,600 per ounce. Mineral Reserve Estimates for Gordon assumed a gold price of $1,250 per ounce.
•Mineral Reserve estimates for development properties, Türkiye, Quartz Mountain and Carricito assumed a gold of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce.
•Metal prices, cut-off grades and metallurgical recoveries are set out in the table below.

	Mineral Resources		Mineral Reserves
	Gold Price	Cut-off	Gold Price	Cut-off	Met Recovery
Mulatos:
Mulatos Main Open Pit	$1,600	0.5	n/a	n/a	n/a
PDA Underground	$1,600	2.5	$1,400	3.0	85%
La Yaqui Grande	$1,600	0.3	$1,400	see notes	75%
Carricito	$1,400	0.3	n/a	n/a	n/a
Young-Davidson - Surface	$1,400	0.5	n/a	n/a	n/a
Young-Davidson - Underground	$1,600	1.39	$1,400	1.59	91.8%
Golden Arrow	$1,600	0.64	n/a	n/a	91%
Island Gold	$1,600	3.75	$1,400	2.87-3.75	97.0%
Lynn Lake - MacLellan	$1,600	0.36	$1,600	0.36	91-92%
Lynn Lake - Gordon	$1,600	0.62	$1,250	0.80	92.4%
Ağı Dağı	$1,400	0.2	$1,250	see notes	80%
Kirazli	$1,400	0.2	$1,250	see notes	81%
Çamyurt	$1,400	0.2	n/a	n/a	78%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine Main Structure (C/E1E Zone) Longitudinal – 2023 Mineral Reserves and Resources

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine Hanging Wall and Footwall Zones – 2023 Mineral Reserves and Resources

surface
Hanging Wall
-500 m
NS1 Zone
NTH Zones
Footwall
E1D1 Zone
Shaft – In Progress
-1500 m
E1D Zone
-2000 m
Z
W
N
3D isometric view looking NW, Azim 295, Feb 2024
Legend
Ramp & Development
Mined out
R & R Year End 2023
Proven Reserves
Probable Reserves
Measured Resources
Indicated Resources
Inferred Resources

NS1 Zone Mineral Reserves & Resources

Category	Tonnes	Grade (g/t Au)	Ounces Au
Proven & Probable:	68,000	11.12	24,320
Measured & Indicated:	88,500	10.75	30,580
Inferred:	121,750	9.53	37,300

NTH Zones Mineral Reserves & Resources

Category	Tonnes	Grade (g/t Au)	Ounces Au
Proven & Probable:	138,900	11.98	53,460
Measured & Indicated:	155,600	9.44	47,230
Inferred:	122,300	11.44	44,980

E1D1 Zone Mineral Reserves & Resources

Category	Tonnes	Grade (g/t Au)	Ounces Au
Proven & Probable:	99,370	8.20	26,190
Measured & Indicated:	26,900	9.64	8,320
Inferred:	458,700	9.15	134,950

E1D Zone Mineral Resources

Category	Tonnes	Grade (g/t Au)	Ounces Au
Inferred:	660,800	15.63	331,970

Alamos Gold Inc.
Island Gold

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Puerto Del Aire Sulphide Gold Mineralization Wireframes – 2023 Mineral Reserves and Resources

20 | ALAMOS GOLD INC